The transaction involves the securities of foreign companies.  The transaction is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial information included in this document was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and all of its officers and directors are residents of a foreign country.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

May 9, 2011
FOR IMMEDIATE RELEASE

Listed Company Name:	TAMURA CORPORATION
Representative:	Naoki Tamura, President/CEO
(Code No.: 6768)
Contacts:	Hiroyuki Iida, Director/Senior Executive Officer, General Manager of Corporate Management Unit
(TEL: 03-3978-2031)

Notice Regarding Revised Projections for Business Results

TAMURA CORPORATION has announced revision of the projections for consolidated business results for the fiscal year ended March 31, 2011, which was announced on March 25, 2011, based on the recent trend of its business results.

Revision of Projections for Business Results
1. Revision of Projections for Consolidated Business Results for the Fiscal Year Ended March 31, 2011 (from April 1, 2010 to March 31, 2011)
(Millions of yen except per share amounts)
	Net Sales	Operating Profit	Ordinary Income (loss)	Net Income (loss)	Net Income per share (loss) (Yen)
Previous projection (A)	72,700	1,400	30	(100)	(1.44)
Revised projection (B)	73,300	1,850	350	130	1.87
Change in amount (B-A)	600	450	320	230
Change (%)	0.8	32.1	-	-
(For reference) Results for fiscal year ended March 31, 2010	63,581	229	(303)	(2,332)	(33.56)

2. Reasons for the Revision
Net sales and operating profit are expected to exceed the previous projection because the actual impact of the earthquake in eastern Japan, which was taken into consideration in the previous Revision of Projections for Consolidated Business Results (dated March 25, 2011), remained minimal, and shipments of products mainly related to electronic parts as well as the effect of the cost reduction exceeded expectations.  As a result, ordinary income and net income are also expected to exceed the previous projection.  Projected year-end dividends of 3 yen per share (6 yen per year, together with 3 yen of interim dividends) remain the same.

(Notes) Projections for business results are provided based on the information available at the time of execution of this document, and the actual business results may differ from the projections due to various factors in the future.

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